UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 11, 2019

The Jones Financial Companies, L.L.L.P.
(Exact Name of Registrant as Specified in Its Charter)

Missouri	**0-16633**	**43-1450818**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

12555 Manchester Road, Des Peres, Missouri **63131**
(Address of Principal Executive Offices) **(Zip Code)**

(314) 515-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02.   Results of Operations and Financial Condition.

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is disclosing certain of its results of operations related to calendar year 2018. The full text of this information is attached hereto as Exhibit 99.1.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), except as shall be expressly set forth by specific reference in such filing.

Item 3.02.   Unregistered Sales of Equity Securities.

On January 11, 2019, the Partnership issued subordinated limited partnership interests (the "SLP Interests"), which are fully described in the Partnership's Twentieth Amended and Restated Agreement of Registered Limited Liability Limited Partnership, dated as of August 6, 2018 (which was filed as Exhibit 3.1 to the Partnership's Current Report on Form 8-K, dated August 6, 2018). The Partnership issued the SLP Interests pursuant to Section 4(a)(2) under the Securities Act, in a privately negotiated transaction and not pursuant to a public offering or solicitation, to current general partners and retiring general partners of the Partnership for an aggregate price of $49,203,237.

Item 8.01.   Other Events.

The Partnership filed a Registration Statement on Form S-8 with the Securities and Exchange Commission on January 12, 2018, to register $450 million of limited partnership interests ("Interests") to be issued pursuant to the Partnership's 2018 Employee Limited Partnership Interest Purchase Plan (the "2018 Plan"). On January 2, 2019, the Partnership issued approximately $382 million of Interests under the 2018 Plan. Following the close of the offering, the Partnership will have in total approximately 25,000 limited partners representing over $1.2 billion in limited partnership capital. Proceeds from the offering under the 2018 Plan are expected to be used for working capital and general firm purposes and to ensure there is adequate general liquidity of the Partnership for future needs.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Certain results of operations related to calendar year 2018 disclosed by the Partnership on January 11, 2019.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Certain results of operations related to calendar year 2018 disclosed by the Partnership on January 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE JONES FINANCIAL COMPANIES, L.L.L.P.

Date: January 11, 2019

By: /s/ Kevin D. Bastien

Name: Kevin D. Bastien
Title: Chief Financial Officer

Exhibit 99.1

Edward Jones Announces Strong Results for Full-Year 2018

The Jones Financial Companies, L.L.L.P. (the "Partnership" or the "Firm"), including the principal operating subsidiary of the Partnership, Edward D. Jones & Co., L.P. (collectively, "Edward Jones"), is pleased to announce its full-year 2018 results.

The Firm achieved record results in number of financial advisors, net revenue and net income before allocations to partners. The Firm strives to help serious, long-term investors achieve their financial goals by understanding their needs and implementing tailored solutions. By continuing to grow its number of financial advisors, the Firm is able to help a greater number of clients achieve their financial goals.

Edward Jones ended 2018 with 17,615 financial advisors, a gain of 1,520 compared to 2017. Client net new asset additions were $65 billion during 2018, up 31% from 2017. The Firm ended the year with $1.1 trillion of client assets under care, a 2% decrease from 2017, reflective of recent market volatility.

Net revenue in 2018 was $8.5 billion, a 13% increase compared to 2017, reflecting an 18% increase in fee revenue partially offset by a 6% decrease in trade revenue. Fee revenue increased to $6.8 billion in 2018 from $5.7 billion in 2017, primarily due to the cumulative impact of asset inflows into advisory programs in both 2017 and 2018 as well as the market increases throughout much of the period. Trade revenue decreased $85 million to $1.5 billion in 2018 primarily due to lower margins earned as a result of a change in product mix, with a higher proportion of client dollars invested in fixed income products which earn lower margins, as well as lower client dollars invested in transaction-based mutual funds. Net income before allocations to partners for 2018 was $990 million, a 14% increase from 2017.

Financial Highlights
(unaudited, $ in millions, unless otherwise noted)

	December 31,			
	2018	2017	Change	% Change
Financial Advisors (at year end)	17,615	16,095	1,520	9%
Client Assets Under Care (at year end) (billions)	$ 1,103	$ 1,121	$ (18)	-2%
Net New Assets for the Year (billions)	$ 64.6	$ 49.4	$ 15	31%

	For the years ended December 31,			
	2018	2017	$ Change	% Change
Net Revenue				
Fee Revenue	$ 6,753	$ 5,725	$ 1,028	18%
Trade Revenue	1,462	1,547	(85)	-6%
Other Revenue, net	254	234	20	9%
Total Net Revenue	$ 8,469	$ 7,506	$ 963	13%
Net Income Before Allocations to Partners	$ 990	$ 872	$ 118	14%